UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 26, 2017

CARDCONNECT CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-36846	46-5380892
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Continental Drive, Suite 300 King of Prussia, PA		19406
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (484) 581-2200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the elected transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 26, 2017, CardConnect Corp., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Data Corporation, a Delaware corporation (“First Data”), and Minglewood Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of First Data (“Merger Sub”). The board of directors of the Company has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, and subject to its terms and conditions, Merger Sub will commence a tender offer (the “Offer”) as promptly as practicable, but no later than seven business days, after the date of the Merger Agreement, to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (“Common Stock”), at a purchase price of $15.00 per share (the “Offer Price”) net to the seller in cash, without interest.

The obligation of Merger Sub to purchase shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions. These conditions include the tendering in the Offer of a number of shares which, when considered together with all other shares of Common Stock (if any) beneficially owned by First Data and its affiliates, represent one more share of Common Stock than 50% of the sum of the total number of shares of Common Stock outstanding at the time of the expiration of the Offer plus the aggregate number of shares of Common Stock issuable to holders of options to purchase shares of Common Stock for which the Company has received exercise notices prior to the expiration of the Offer (the “Minimum Condition”) and other customary conditions. Upon the expiration of the Offer, which expiration may be extended under certain circumstances, and must be extended under other circumstances, Merger Sub will accept for payment all shares of Common Stock tendered (and not validly withdrawn) pursuant to the Offer in exchange for the Offer Price (the time of such acceptance, the “Offer Acceptance Time”).

Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of First Data (the “Merger”). The parties intend to effect the Merger promptly after consummation of the Offer pursuant to Section 251(h) of the Delaware General Corporation Law. At the effective time of the Merger (the “Effective Time”), the Common Stock not purchased pursuant to the Offer (other than Common Stock held by the Company, First Data, Merger Sub or any of their respective subsidiaries) will be cancelled and converted into the right to receive the Offer Price, without interest (the “Merger Consideration”).

At the Effective Time, each option to purchase shares of Common Stock (a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time will fully vest (to the extent not vested) and will be cancelled and converted into the right to receive a cash payment, without interest, equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable exercise price for the option, multiplied by (b) the number of shares of Common Stock underlying the Company Option. At the Effective Time, each award in respect of a share of Common Stock subject to vesting, repurchase or other lapse restriction granted under an equity plan of the Company (a “Company Restricted Stock Award”) outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Merger Consideration in respect of each share of Common Stock subject to such Company Restricted Stock Award.

The consummation of the Merger is subject to certain conditions, including the consummation of the Offer and absence of any government order or other law prohibiting the Merger. The Merger Agreement includes representations and warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its affiliates and its and their respective representatives from soliciting competing takeover proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding competing takeover proposals, subject to customary exceptions relating to proposals that would reasonably be expected to lead to a “Company Superior Proposal” (as defined in the Merger Agreement).

The Merger Agreement provides that each of the Company, First Data and Merger Sub will each use its reasonable best efforts to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”). This obligation includes the filing with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report forms required for the transactions contemplated by the Merger Agreement and providing supplemental information that may be requested pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”). Each party has agreed to take all necessary actions required by any governmental authority to consummate the Transactions as are conditioned on the consummation of the Offer and the Merger and would not have an adverse impact on First Data following the completion of the Transactions that would be material to First Data and its subsidiaries (including the Company and its subsidiaries), on a consolidated basis pro forma for the completion of the Transactions.

If the Merger Agreement is terminated under certain circumstances, including termination by First Data following an adverse recommendation change by the Company’s board of directors or termination by the Company in response to a Company Superior Proposal or termination under certain circumstances followed by the Company or its subsidiaries entering into a competing takeover proposal within twelve months of such termination, the Company will be obligated to pay First Data a termination fee of $18 million.

If the Merger Agreement is terminated by First Data or the Company because the Merger is not consummated before November 27, 2017 (and certain conditions to consummation of the Merger are satisfied other than those related to the Minimum Condition and antitrust laws) or due to failure to receive antitrust clearances, First Data will be obligated to pay the Company a termination fee of $35 million.

Following the date of the Merger Agreement, the Company will offer to redeem the Company’s Series A preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), pursuant to the terms set forth in the Certificate of Designation, dated as of July 28, 2016 (the “Certificate of Designation”). If the Company receives a written instrument from the holders of at least sixty-six and two-thirds percent (66 and  2⁄3%) of the outstanding shares of Series A Preferred Stock requesting the redemption, then the Company will effect such redemption no later than the Effective Time. All Series A Preferred Stock outstanding after the Effective Time, if any, will automatically be cancelled and retired, and each holder of such shares will receive the liquidation amount set forth in the Certificate of Designation. At the Effective Time, all warrants of the Company will, without any action on the part of the holders thereof, become warrants of the surviving company in the Merger and will be subject to exercise subject to the terms of the Warrant Agreement, dated as of February 12, 2015. The exercise price of warrants exercised in the first 30 days following the announcement of the completion of the transactions contemplated by the Merger Agreement will be adjusted as provided for in the Warrant Agreement.

The foregoing summary of the principal terms to the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full copy of the Merger Agreement filed as Exhibit 2.1 hereto and incorporated herein by reference. The summary and the copy of the Merger Agreement is intended to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or First Data or Merger Sub in its public reports filed with the SEC. In particular, the Merger Agreement and related summary is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the Merger Agreement. The Merger Agreement includes representations, warranties and covenants of the parties thereto made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the parties to the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s or First Data’s or Merger Sub’s SEC filings or may have been used for purposes of allocating risk among the parties rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, First Data or Merger Sub.

Tender and Support Agreement

Also on May 26, 2017, FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (collectively, “FTV Entities”) and Michael J. Mertz (together the “Stockholders”) each entered into tender and support agreements with First Data and Merger Sub (together, the “Tender and Support Agreements”). Under each of the Tender and Support Agreements, the Stockholders have agreed, among other things, to promptly tender their shares of Common Stock and, from May 26, 2017 through the termination or consummation of the Merger, to vote such shares as provided therein, including against the approval of any competing takeover proposal. As of May 26, 2017, the shares covered by the tender and support agreements include 12,587,335 shares of Common Stock, which represented approximately 40% of the total outstanding shares of Common Stock on such date.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, which are attached hereto as Exhibits 99.1 and 99.2, and are incorporated by reference herein.

Forward-Looking Statements

This document and the exhibits hereto may contain “forward-looking statements” regarding the proposed transaction with the Company, First Data and Merger Sub that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Various factors could adversely affect the Company’s operations, business or financial results in the future and cause the Company’s actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission (the “SEC”) as well as, among other things, statements about the potential benefits of the proposed acquisition; First Data’s and the Company’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of First Data and the Company; industry, business strategy, goals and expectations concerning First Data’s and the Company’s market position, future operations, future performance and profitability; and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all, including uncertainties as to how many of the Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require First Data or the Company to pay a termination fee or other expenses; risks related to the potential impact of the announcement or consummation of the proposed transaction on First Data’s or the Company’s important relationships, including with employees, suppliers and customers; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of First Data’s or the Company’s common stock and on First Data’s or the Company’s operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed acquisition; the possibility that competing offers will be made; and risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period. Other factors that may cause actual results to differ materially include those that will be set forth in the Schedule TO, Schedule 14D-9 and other tender offer documents filed by First Data, Merger Sub and the Company. Many of these factors are beyond First Data’s and the Company’s control. A further description of risks and uncertainties relating to First Data and the Company can be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Unless otherwise required by applicable law, First Data and the Company disclaim any intention or obligation to update forward-looking statements contained in this document and the exhibits hereto as the result of new information or future events or developments.

Important Information

The tender offer for the outstanding Common Stock of the Company referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s Common Stock, nor is it a substitute for the tender offer materials that First Data and Merger Sub will file with the SEC upon commencement of the tender offer. The solicitation and the offer to purchase shares of the Company’s Common Stock will only be made pursuant to an offer to purchase and related materials that First Data and Merger Sub intend to file with the SEC. At the time the tender offer is commenced, First Data and Merger Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 26, 2017, by and among CardConnect Corp., First Data Corporation and Minglewood Merger Sub Inc.

99.1	Tender and Support Agreement, dated May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P.

99.2	Tender and Support Agreement, dated May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CardConnect Corp.
(Registrant)

Date: May 31, 2017	By:	/s/ Jeffrey Shanahan
	Name:	Jeffrey Shanahan
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 26, 2017, by and among CardConnect Corp., First Data Corporation and Minglewood Merger Sub Inc.

99.1	Tender and Support Agreement, dated May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P.

99.2	Tender and Support Agreement, dated May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz.